SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                      Deltic Timber Corporation
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             247850100
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                 Southeastern Asset Management, Inc.
                   6410 Poplar Avenue, Suite 900
                         Memphis, TN  38119
                            (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         February 22, 2017
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]





CUSIP No. 247850100                                       13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   : (7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :            0 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               : (8) SHARED OR NO VOTING POWER

                                   :    1,808,158 shares (Shared)
                                           19,400 shares (None)
                                   ________________________________
                                   : (9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :       19,400 shares
                                   ________________________________
                                   : (10) SHARED DISPOSITIVE POWER
                                   :    1,808,158 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,827,558 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      15.0 %
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________


CUSIP No. 247850100                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Small-Cap Fund	I.D. No. 62-1376170
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   : (7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               : (8) SHARED VOTING POWER

                                   : 	1,808,158 shares

                                   ________________________________
                                   : (9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   : (10) SHARED DISPOSITIVE POWER
                                   : 	1,808,158 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,808,158 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      14.9 %
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________




CUSIP No. 247850100                                    13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   : (7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               : (8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   : (9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   : (10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________




Item 1.  Security and Issuer

          The class of equity security to which this statement on Schedule 13D relates is the Common Stock (the "Securities") of Deltic Timber Corporation, a Delaware corporation ("Deltic" or the "Issuer"). The Issuer has its principal executive offices located at 210 East Elm Street, P.O. Box 7200, El Dorado, Arkansas 71731-7200.


Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions(including qualified retirement plans), endowment funds and to Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust and having four series or portfolios. Longleaf Partners Small-Cap Fund, which is a joint filer of this
Schedule 13D, may be reached c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

          The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern Asset Management, Inc., including Longleaf Partners Small-Cap Fund, under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

       This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

         (d) During the last five years, neither Southeastern nor Longleaf Partners Small-Cap Fund, nor Mr. Hawkins has been convicted in any criminal proceeding.

         (e) During the last five years, Southeastern, Longleaf Partners Small-Cap Fund, and Mr. Hawkins have not been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.

         (f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee; Longleaf Partners Funds Trust, of which Longleaf Partners Small-Cap Fund is a separate series, is organized as a Massachusetts business trust. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern, and each Trustee of Longleaf Partners Small-Cap Fund are set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration

       The respective investment advisory clients of Southeastern used approximately $116,348,840 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.


Item 4.  Purpose of Transaction

          The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

          Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

          Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on
Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As a result of investment analysis or the occurrence of events, Southeastern may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company's true economic value to be recognized. In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

    In this situation, Southeastern and Deltic have been approached by multiple parties interested in merging with or acquiring Deltic. We are switching from a filing on a 13G to a 13D because it is our understanding based on conversations with Deltic's senior management and other parties that Deltic has hired a financial advisor but refuses to enter into substantive negotiations with these potential partners that are willing to pay a price for Deltic in excess of current trading levels. We believe that a Deltic combination with a publicly traded timber REIT would provide the following benefits to Deltic shareholders:

1)	significant synergies because Deltic's current general and administrative expense (G&A) level is too large for its asset base
2)	geographic diversity and therefore greater harvest flexibility vs.
        Deltic's current reliance on timberlands in Arkansas and Louisiana
3)	the ability to improve operations at and potentially monetize Deltic's manufacturing assets
4)	outside real estate development expertise for Deltic's under-monetized
        Higher and Better Use (HBU) acreage
5)	superior, experienced corporate leadership that would obviate the need to hire a new Chief Executive Officer, as providing such individual with significant benefits in connection with a change of control transaction could be a misuse of Deltic's assets given the outreach from potential transaction counterparties
6)	an efficient conversion from Deltic's current C-Corp structure to a REIT
7)	a dividend increase of over 5x from today's level

We are filing this Schedule 13D to have flexibility to talk openly with all parties mentioned above, as well as to reach out to other shareholders and parties that have not yet expressed their interest to us.

We may from time to time and at any time in the future, depending on various factors, take such actions with respect to our investment in the Securities as we deem appropriate at the time including, but are not limited to: (i) acquiring additional Securities and/or other equity, debt, notes, other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Securities in the open market, through private transactions or otherwise; (ii) disposing of any or all of the Securities in the open market, through private transactions or otherwise; (iii) entering into agreements or understandings with other shareholders or stakeholders of Deltic with respect to the voting, holding and/or disposition of Securities; or (iv) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. To obtain the flexibility to discuss various alternatives, including any of the actions or transactions enumerated in clauses a through j of Item 4 of Schedule 13D, with the Issuer's management or with third parties, Southeastern is converting its ownership filing on Schedule 13G to a filing on Schedule 13D.


Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 1,827,558 shares of the common stock of the Issuer, constituting approximately 15.0% of the 12,157,339 shares outstanding.

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                          0              0.0%
Shared:                1,808,158*            14.9%
None:                     19,400              0.1%

Total                  1,827,558             15.0%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:                        19,400             0.1%
Shared:                   1,808,158*           14.9%

Total                     1,827,558            15.0%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) There have been no purchase or sale transactions in the Securities during the past sixty days.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or

         Relationships with Respect to Securities of the Issuer

         The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

          The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 6 of Schedule 13D other than voting of proxies.
In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary'.


Item 7.  Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc. and Longleaf Partners Small-Cap Fund.

Schedule II.  Not applicable.





                                     Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2017

                                 SOUTHEASTERN ASSET MANAGEMENT, INC.

                                 By /s/ Andrew R. McCarroll
                                 _______________________________
                                 Andrew R. McCarroll
                                 Vice President & General Counsel

                                 LONGLEAF PARTNERS SMALL-CAP FUND
                                 By: Southeastern Asset Management, Inc.

                                 By /s/ Andrew R. McCarroll
                                 _______________________________
                                 Andrew R. McCarroll
                                 Vice President & General Counsel

                                 O. MASON HAWKINS
                                 (Individually)

                                  /s/ O. Mason Hawkins
                                 _______________________________


                        Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 22, 2017.

                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              __________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Small-Cap Fund

                              By: Southeastern Asset Management, Inc.

                              By /s/ Andrew R. McCarroll
                              _______________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________







                                   SCHEDULE I
                      Information with Respect to Executive
                              Officers and Directors

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc. (or its affiliates), having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.






                   SOUTHEASTERN ASSET MANAGEMENT, INC.
Directors

O. Mason Hawkins, CFA: Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates, CFA: Director and President of Southeastern Asset Management, Inc.; Co-Portfolio Manager Longleaf Partners Funds.

Ross Glotzbach, CFA: Director and Head of Research of Southeastern Asset Management, Inc.; Co-Portfolio Manager of Longleaf Partners Small-Cap Fund.

James E. Thompson, CFA: Director and Principal of Southeastern Asset Management, Inc.

Josh Shores, CFA: Director and Principal of Southeastern Asset Management, Inc.


Other Officers

Brandon Arrindell, CFA       Principal
Jim Barton, Jr., CFA         Head of Portfolio Risk Management, Principal
Ryan S. Hocker, CPA          Global Funds Treasurer
J. Isaac Byrd                Head of Portfolio Compliance
Scott Cobb                   Principal
Deborah Craddock, CFA  	     Principal
Steve Fracchia, CPA	     Chief Operating Officer, Principal
Michael Johnson              Trader
Peter R. Kris	             Head of Global Funds Business
Lee B. Harper                Principal
Lowery H. Howell, CFA	     Principal
Steve McBride		     Assistant General Counsel
Andrew R. McCarroll          General Counsel, Principal
Gwin Myerberg		     Head of Communications
W. Douglas Schrank	     Principal
Ken Siazon                   Principal
Gary M. Wilson, CFA	     Principal
Michael J. Wittke            Chief Compliance Officer






                         LONGLEAF PARTNERS SMALL-CAP FUND

       The following information is disclosed for each of the directors and executive officers of Longleaf Partners Small-Cap Fund: name; address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

To the knowledge of management of Longleaf Partners Fund and Longleaf Partners Small-Cap Fund during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws


Trustees

O. Mason Hawkins, CFA: Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

Chadwick H. Carpenter, Jr.: Trustee of Longleaf Partners Funds; private
Investor.

Margaret H. Child: Trustee of Longleaf Partners Funds; marketing consultant.

Daniel W. Connell, Jr.: Trustee of Longleaf Partners Funds; private investor.

Rex M. Deloach: Trustee of Longleaf Partners Funds; President, Financial Insights, Inc.

Steven N. Melnyk: Trustee of Longleaf Partners Funds; private investor and consultant.

C. Barham Ray: Trustee of Longleaf Partners Funds; private investor and consultant.

Perry Steger: Chairman of the Board, Longleaf Partners Funds; President, Steger & Bizzell Engineering, Inc.